Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

(unaudited)

(Dollar amounts in millions)

	Three Months Ended March 31,		Year Ended December 31,
	2010	2009	2009	2008	2007	2006	2005
Income before income taxes	$656	$92	$1,272	$1,016	$1,820	$525	$376
Less: Net income (loss) attributable to non-controlling interests(1)	5	(22)	22	(155)	364	16	3

Pre-tax income attributable to BlackRock, Inc.	651	114	1,250	1,171	1,456	509	370
Add: Fixed charges	55	22	104	102	80	25	18
Distributions of earnings from equity method investees	4	4	18	28	23	2	3
Less: (Losses) earnings from equity method investees	35	(114)	30	(294)	84	6	12

Pre-tax income before fixed charges	$675	$254	$1,342	$1,595	$1,475	$530	$379

Fixed charges:
Interest expense	$40	$15	$68	$69	$52	$13	$11
Interest expense on uncertain tax positions(2)	3	1	8	5	2	—	—
Portion of rent representative of interest	12	6	28	28	26	12	7

Total fixed charges	$55	$22	$104	$102	$80	$25	$18

Ratio of earnings to fixed charges	12.3x	11.5x	12.9x	15.6x	18.4x	21.2x	21.1x

[1]	Includes redeemable and nonredeemable non-controlling interests.
[2]	Interest expense on uncertain tax positions, in accordance with ASC 740-10, Income Taxes, has been recorded within income tax expense on the condensed consolidated statements of income.